UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

 SCHEDULE 13D

 Under the Securities Exchange Act of 1934
 (Amendment No. 12)*

 EDISON CONTROL CORPORATION
 (Name of Issuer)

 COMMON STOCK, PAR VALUE $.01
 (Title of Class of Securities)

 280883109
 (CUSIP Number)

 William B. Finneran, Oppenheimer & Co. Inc., World Financial Center,
 34th Floor, New York, New York 10281    (212) 667-7670
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 March 18, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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SCHEDULE 13D
CUSIP No.  280883109

 1.  NAME OF REPORTING PERSON,  S.S. OR I.R.S. IDENTIFICATION
          William B. Finneran   SS# ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  [     ]
 (b)  [    ]

3.   SEC USE ONLY


4.  SOURCE OF FUNDS
              PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e)     [    ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

Number of shares beneficially owned by each reporting person with:
       7.    SOLE VOTING POWER
       1,365,045 (including options and warrants to purchase 35,000 and 500,000 shares, respectively)

       8.    SHARED VOTING POWER
       -0-

       9.    SOLE DISPOSITIVE POWER
       1,365,045 (including options and warrants to purchase 35,000 and 500,000 shares, respectively)

       10.  SHARED DISPOSITIVE POWER
       -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,365,045 (including options and warrants to purchase 35,000 and 500,000 shares, respectively)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[ ] See Item 5

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       48.9%

14.  TYPE OF REPORTING PERSON
        IN

The Schedule 13D filed April 14, 1989 (the "Schedule 13D") of William B.
 Finneran, relating to the Common Stock, par value $. 0l per share (the "Common Stock") issued by Edison Control Corporation, a New Jersey corporation (the "Company") , is hereby amended by this Amendment No. 12 to the Schedule 13D as follows:

Item 3.  Source and Amount of Funds or other Consideration.

On March 18, 1997, Mr. Finneran purchased 83,260 shares of Common Stock at $4.05 per share in an open market transaction.

Item 4. Purpose of Transaction.

The shares were acquired by Mr. Finneran for his investment account. Mr. Finneran is currently Chairman of the Board of the Company.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 2,250,933 shares outstanding, which is the number of shares outstanding as of October 30, 1996 as reported in the Company's Quarterly Report on Form l0-Q for the fiscal quarter ended September 30, 1996.

As of the close of business on March 24, 1997, Mr. Finneran owns directly 890,045 shares of Common Stock and holds options and warrants to purchase 35,000 and 500,000 shares, respectively, of Common Stock, totaling 1,365,045 shares of Common Stock. Such shares constitute approximately 48.9% of the shares outstanding (based upon 2,785,933 shares which would be outstanding upon the exercise of such options and warrants). By reason of the provisions of Rule 13d-3, Mr. Finneran may be deemed to own beneficial
535,000 shares), constituting approximately 49.1% of the shares outstanding (based upon 2,785,933 shares which would be outstanding upon the exercise of such options and warrants).

Item 6. Contracts., Arrangements, Understandings or Relationships, with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 25, 1997                         /s/ William B. Finneran
                                                William B. Finneran
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